UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 7, 2019

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 7, 2019, we issued a press release announcing that the Company has provided a Notice of Annual General Meeting of Shareholders and Proxy Statement (the “AGM Notice”) and a Notice of Extraordinary General Meeting of Shareholders and Proxy Statement (the “EGM Notice”) to its shareholders of record as of April 12, 2019 for an Annual General Meeting of Shareholders (the “AGM”) and an Extraordinary General Meeting of Shareholders (the “EGM”), respectively, both scheduled for June 4, 2019.

A copy of the press release, and both the AGM Notice and the EGM Notice are attached as exhibits to this report on Form 6-K.  Also attached to this report on Form 6-K are the proxy cards relating to the AGM and EGM.

The press release shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section, unless the Company specifically incorporates the information by reference in a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.

By filing this report on Form 6-K and furnishing this information, the Company makes no admission as to the materiality of any information contained in this report.  The Company undertakes no duty or obligation to publicly update or revise the information contained in this report, although the Company may do so from time to time as management believes is warranted.

The following exhibits are filed as part of this Form 6-K and are incorporated herein by reference:

Exhibit	Description

99.1	Press Release announcing that the Board has provided Notices of an Annual Meeting of Shareholders and an Extraordinary General Meeting of Shareholders
99.2	Notice of Annual General Meeting of Shareholders
99.3	Notice of Extraordinary General Meeting of Shareholders
99.4	Annual General Meeting Proxy Cards
99.5	Extraordinary General Meeting Proxy Cards

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated:	May 7, 2019	By	/s/ Lisa Manget Buchanan
Lisa Manget Buchanan
SVP, General Counsel & Secretary